UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2007

LIBERTY PETROLEUM INC.

------------------------------------------

(Registrant’s Name)

4620 Manilla Road S.E.

Calgary, Alberta, Canada, T2G 4B7

--------------------------------------------

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:       Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Notice of Meeting

Liberty Petroleum Inc. (the “Registrant”) will hold its Annual and Special General Meeting of Shareholders on June 28, 2007 at 10:00 a.m. (Vancouver, Canada time) at the Registrant's offices located at Suite 1200-750 West Pender Street, Vancouver, British Columbia. In connection with the meeting, on or about June 4, 2007, the Registrant mailed to its shareholders (i) an Information Circular, (ii) a Notice of Annual and Special Meeting of Shareholders, (iii) a Proxy Card, and (iv) a copy of the Registrant’s Stock Option Plan.

For all the provisions of the Information Circular, the Notice of Annual and Special Meeting of Shareholders, the Proxy Card, and the Stock Option Plan, reference is hereby made to such documents annexed hereto as Exhibits 99.1, 99.2, 99.3, and 99.4 respectively. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LIBERTY PETROLEUM INC.

By: /s/ Paul Uppal
Name:	Paul Uppal
Title:	President and Chief Executive Officer

Date:	June 4, 2007